Mail Stop 4561

June 12, 2007

<u>Via Facsimile (480) 785-7446</u>
Dave M. Gomez
Corporate Secretary
Prolink Holdings Corp.
410 S. Benson Lane
Chandler, AZ 85224

Re: **Prolink Holdings Corp.**
        Preliminary Proxy Statement on Schedule 14A
        Filed June 1, 2007
        File No. 0-25007

Dear Mr. Gomez:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal Two, page 18</u>

1.   You disclose one reason for undertaking a reverse split is that it may help facilitate the listing of your common stock on the Nasdaq Capital Market. Because the reverse split is in furtherance of this goal, you should revise to state

the minimum requirements for listing on that market and provide some qualitative disclosure regarding your ability to meet each requirement.

2. We note your disclosure that the purpose of the reverse stock split is to increase the trading price of your common stock in order to meet listing standards. Please disclose the trading volume and price of your common stock as of a recent date.

3. As the number of authorized shares of common stock will remain the same, your reverse stock split will increase the number of shares of common stock available for issuance. Please include a table illustrating the effective change in available authorized capital as a result of the reverse stock split for each class of stock. Such a table will assist in illustrating the effective increase in available authorized capital notwithstanding the fact that the number of shares of authorized capital will remain the same.

4. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

5. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

                    *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal